December 11, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Yuna Peng

Re:	Teekay Offshore Partners L.P. Registration Statement on Form F-1 File No. 333-139116
Dear Ladies and Gentlemen:
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Teekay Offshore Partners L.P.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 13, 2006 at 2:00 p.m., Washington, D.C. time or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: December 4, 2006

(ii)	Dates of distribution: December 4, 2006 — December 8, 2006

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 9

(iv)	Number of prospectuses so distributed: approximately 30,550

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).
Very truly yours,
Citigroup Global Markets Inc.
/s/ Samson Frankel
Samson Frankel
Senior Vice President

TEEKAY OFFSHORE PARTNERS L.P.
Bayside House, Bayside Executive Park
West Bay Street and Blake Road
P.O. Box AP-59212
Nassau, Commonwealth of the Bahamas
December 11, 2006
VIA FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Yuna Peng

Re:	Teekay Offshore Partners L.P. Acceleration Request for Registration Statement on Form F-1 File No. 333-139116
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Teekay Offshore Partners L.P. (the “Company”) hereby requests that effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 2:00 p.m., Eastern Time, on December 13, 2006, or as soon thereafter as practicable.
     The Company acknowledges that:
     (1)   If the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (2)   The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (3)   The Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C.
By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer